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                             May 2, 2024

       Richard Brand
       Partner, Cadwalader, Wickersham & Taft
       Ashford Inc.
       200 Liberty Street
       New York, NY 10281

                                                        Re: Ashford Inc.
                                                            Schedule 13E-3
filed by Ashford Inc.
                                                            Filed April 12,
2024
                                                            File No. 005-88416
                                                            color:white;"_
                                                            Preliminary Proxy
Statement
                                                            Filed April 12,
2024
                                                            File No. 001-36400

       Dear Richard Brand:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General

   1. Please provide us your detailed legal analysis supporting your determination not to include Mr. Monty
Bennett and Mr. Archie Bennett, Jr. as filing persons.
       Preliminary Proxy Statement

       Special Factors, page 21

   2. Please move the section "Fairness of the Transaction" closer to the beginning of the
                                                        Special Factors
section. See Rule 13e-3(e)(1)(ii).
 Richard Brand
FirstName  LastNameRichard Brand
Ashford Inc.
Comapany
May  2, 2024NameAshford Inc.
May 2,
Page 2 2024 Page 2
FirstName LastName
Background of the Transaction, page 28

3. We note your description of the engagement of Baird (page 27). Please revise your disclosure to provide all of the disclosure required by item 1015 of Regulation M-A with respect to Baird. Also, we note that you filed discussion materials dated March 11, 2024 as an exhibit to your Schedule 13E-3 but we also note a reference to a Baird valuation analysis on March 4, 2024. Please file such analysis as an exhibit to your Schedule 13E-3 and provide the disclosure required by item 1015(b) of Regulation M-A. Fairness of the Transaction, page 37

4. Please revise this section to include disclosure responsive to instruction 2 to Item 1014 of
         Regulation M-A.
5. We note that the board of directors and the special committee considered the opinion by
         Oppenheimer. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.
6. On a related note, please address, here and throughout the proxy statement as necessary,
         how any filing person relying on the financial advisor   s opinion was
able to reach the
         fairness determination as to unaffiliated security holders given that
the financial advisor   s
         fairness opinion addressed fairness with respect to the Cashed Out Stockholders, rather than all security holders unaffiliated with the company, and does not address fairness to the Continuing Stockholders.
7. Please tell us, with a view toward revised disclosure, how the special committee and board of directors considered the work performed by Baird in reaching their fairness determination, if at all.
8. We note that Oppenheimer calculated an implied equity value of up to $12.85 per Share in the Sum-of-the-Parts analysis as it relates to the company's 2024E Adjusted EBITDA.
         Please explain how the special committee and board of directors considered such result, given that the reverse stock split will result in a payment of $5 per Share to Cashed Out
         Stockholders.
Opinion of the Financial Advisor, page 41

9.       We note that Oppenheimer considered the Projections in connection with its
         opinion. Disclose the Projections.
10. Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value and each multiple used for each company in the
         Sum-of-the-Parts Selected Public Companies Analysis, including the company, and
         (ii) the company   s projected results that were used in conducting
the Discounted Cash
         Flow Analysis (or a cross-reference to a location in the proxy statement where those
 Richard Brand
Ashford Inc.
May 2, 2024
Page 3
         results appear).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameRichard Brand                             Sincerely,
Comapany NameAshford Inc.
                                                            Division of
Corporation Finance
May 2, 2024 Page 3                                          Office of Mergers &
Acquisitions
FirstName LastName